                                                                                                                                    November 8, 2007

VIA EDGAR
Mr. Kevin Woody
Finance Division of Corporation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re: Elbit Medical Imaging Ltd.
File No.000-28996
Form 20-F for the Fiscal Year Ended December 31, 2006

Dear Mr. Woody:

We are writing in response to the comments of the Staff of the Division of Corporation Finance ("the Staff") of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated October 18, 2007 in response to our previous letter dated September 25, 2007 regarding the Annual Report on Form 20-F of Elbit Medical Imaging Ltd. (the "Company" or "we"), filed with the Commission on July 2, 2007 (the "Form 20-F").

For reference purposes, the text of your letter dated October 18, 2007 has been reproduced herein with each comment followed by the Company's response.

Form 20-F for the year ended December 31, 2006

Consolidated Financial Statements

Note 14-Long-Term Liabilities

1. We have considered your response to our prior comment one. We are unclear how you have applied the guidance in paragraph 6(c) and paragraph 9 of SFAS 133 in arriving at the conclusion that the conversion feature embedded in your debt agreement does not meet the definition of a derivative. It appears that the delivery of Company stock to settle the conversion feature would provide the holder with an asset that can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. Accordingly, as you have represented that the debt does not meet the definition "conventional convertible debt", it would appear that you would be required to apply the guidance in paragraphs 12-32 of EITF 00-19 in determining whether you qualify for the scope exception under paragraph 11(a) of SFAS 133. Please provide us with your analysis of paragraphs 12-32 of EITF 00-19 .In particular, tell us how you have applied the guidance in paragraph 20 of EITF 00-19 in determining that the conversion feature does not need to be bifurcated from the host instrument.

We would like to clarify the terms of Insightec's convertible debentures, as stated in Note 14G to the consolidated financial statements, in order to explain the accounting treatment of these convertible debentures under U.S. GAAP, in the following ways: (i) the holders of Insightec's convertible debentures can convert the notes into Insightec ordinary shares only and not to any other instrument; (ii) the holders of the convertible debentures do not have an option to settle the embedded conversion option in cash, except in certain circumstances that are contingent upon a change in control; and (iii) Insightec is a nonpublic company, and its shares are not  traded on any recognized stock exchange.

Footnote 5 to paragraph 9C of SFAS 133 references FASB Concepts Statement No. 5 for the definition of assets that are readily convertible to cash. Such assets have (i) interchangeable (fungible) units and (ii) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price.  We concluded that since Insightec's shares have no quoted prices available in an active market, the embedded conversion option does not meet all of the characteristics of a derivative instrument in accordance with paragraph 6-9 of FASB 133, specifically the requirement for net settlement, since there is no explicit or implicit net settlement and the underlying shares of Insightec are not readily convertible to cash.

Accordingly, the embedded conversion option has not been bifurcated from the host instruments for purposes of applying SFAS 133.

Note 25 –Material Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Consolidated Financial Statements

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements

1. Statements of operations

2. We have considered your response to our prior comment 2. Explain to us your basis in U.S. GAAP for classifying and accounting for certain real estate assets as inventory. As it does not appear that you applied this accounting in prior years, tell us how you determined that the change in accounting policy did not represent a change in accounting principal or correction of an error in accordance with SFAS 154.

As stated in Note 2 C to the consolidated financial statements, the Company's nature of activities and business strategy changed at the end of the third quarter of 2005. The core of such change is expressed in evolving the major part of the Company's business activities from the entrepreneurship, development and operation of various commercial real estate assets in the medium to long term into the entrepreneurship and development of such assets supported by short-term management and operation activities with the principal objective of founding and stabilizing the assets for the sale thereof, as closely as possible to completion of construction, and/or into the construction of assets under pre-sale development agreements executed with third parties.

Such change resulted in a redefinition of the Company's operations and business, such that real estate assets that are designated to construction and/or development of commercial centers are presented in the balance sheet as Trading Property (inventory). In our view, these commercial centers are inventory as the term is defined in ARB 43: items of tangible personal property which are in the process of production for sale in the ordinary course of business.

In the course of preparing the Company's 2006 annual financial statements, and in view of the change in the Company's business and nature of activities, the Company reconsidered the method of presentation of these real estate assets in accordance with U.S. GAAP, and it decided to present these real estate assets under Trading Property as presented in the Company's balance sheet prepared in accordance with Israeli GAAP.

Following the classification of these real estate assets to Trading Property in the 2006 consolidated financial statements and in the U.S. GAAP reconciliation Note, the Company has reclassified these real estate assets from Fixed Assets and/or Assets Under Sale Contract to Trading Property (and the related bank loans were reclassified to current liabilities) in the comparative figures of the balance sheet as of December 31, 2005 and the U.S. GAAP reconciliation Note.

Such change did not have any impact on the Company's statement of operations under U.S. GAAP for the year ended December 31, 2005 since these assets were than under various stages of construction, did not generate any operating revenues and were not periodically depreciated.

Accordingly, we did not consider such change as a change in accounting principal or correction of an error in accordance with SFAS 154, but rather as a change in classification and presentation that resulted from change in circumstances.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-6086024 or our Chief Controller, Doron Moshe, at +972-3-6086045.

We thank you in advance for your assistance.

                      Sincerely,

                      /s/ Dudi Machluf
                      Dudi Machluf
                      Chief Financial Officer

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